

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

Barry Sloane
Chief Executive Officer
NewtekOne, Inc.
4800 T Rex Avenue, Suite 120
Boca Raton, FL 33431

> **Re: NewtekOne, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 27, 2023**
> **File No. 333-269452**
> **Amended Form 8-K**
> **Filed January 27, 2023**
> **File No. 001-36742**

Dear Barry Sloane:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed January 27, 2023

Cover Page

1. Please update the cover page of your registration statement to include the specific page number on which your risk factors section begins. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary
Our Business, page 2

2. Please significantly revise this section to explain how the acquisition of the National Bank of New York City ("NBNYC") and your conversion from a business development company to a financial holding company has changed your business operations and how your business will operate going forward. In this regard, we note your disclosure on page 6 that you intend to "centralize your Newtek lending ecosystem within Newtek Bank." In addition, disclose the following:
    • for each company or business line listed on pages 3 through 7, explain what percentage of your revenue is generated from this line of business and how the company generates revenue, detailing, for example, fees or commissions charged;
    • explain in what business lines the bank will participate and how;
    • explain if the same management team will continue to oversee the business or only particular business lines; and
    • discuss material regulations now applicable to you as a financial holding company.

3. We note your disclosure that you "no longer qualif[y] as a regulated investment company for federal income tax purposes and no longer qualif[y] for accounting treatment as an investment company." Please explain briefly the material consequences of this change and describe any related risks to investors.

Organizational Overview, page 3

4. We note the chart depicting your organizational structure following the completion of the recent bank acquisition. Please revise this section to show the state of incorporation for each entity. In addition, include the organizational chart depicting your organizational structure prior to the consummation of the acquisition.

Risk Factors, page 9

5. We note the risk factors disclosed in your Annual Report on Form 10-K filed on March 1, 2022 and incorporated by reference regarding risks related to converting to a financial holding company discussed in the context of your anticipated acquisition of NBNYC and anticipated conversion. Given the fact that the acquisition has been completed and you appear to plan to change significantly how you operate as a result of becoming a financial holding company, please revise this section to include material risks to investors as the result of this new business structure. As an example only, we note your disclosure on page 5 that the new "SBA 7(a) loan originations will be transitioned to Newtek Bank, which anticipates obtaining PLP status." Discuss the risks to investors if you do not obtain the PLP status and discuss anticipated timeframes of obtaining this status. In addition, we note your disclosure on page 10 that important assumptions include the ability of Newtek Bank to originate loans under the SBA 7(a) program, sell SBA guaranteed portions of SBA 7(a) loans at premiums and grow deposits, your ability to operate as a financial holding company and increased compliance and other costs associated with such operations, as

well as your subsidiaries ability to generate revenue and obtain and maintain certain margins and levels of profitability.

6.   We note from the risk factors section in the Annual Report on Form 10-K filed on March 1, 2022 that your business is subject to cybersecurity risks. To the extent cybersecurity risks are material to your business, please include risk factor disclosure related to the nature of the board's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function, and any effect this has on the board's leadership structure.

Use of Proceeds, page 12

7.   We note your intention to use the net proceeds for general corporate purposes, including "financing acquisitions, redeeming or repurchasing [your] securities, extending credit to, or funding investments in, [your] subsidiaries and repaying, reducing or refinancing indebtedness."
   • If known, please disclose the approximate amount intended to be used for each purpose.
   • As it relates to potential acquisitions, identify the businesses or nature of businesses sought, the status of any negotiations, and a brief description of the businesses. Refer to Instruction 6 to Item 504 of Regulation S-K.
   • As it relates to discharging indebtedness, please provide disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Description of Our Capital Stock
Classified Board of Directors, page 15

8.   We note your disclosure that your board of directors will be divided into three classes. Please disclose what directors will serve in each class.

Incorporation of Certain Information by Reference, page 39

9.   Please revise to make clear that you incorporate by reference all of your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. Refer to Item 12(a)(2) of Form S-3 and, for guidance, Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

10.   We note that you appear to be making the election to use forward incorporation by reference and must state in the prospectus contained in the registration statement that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. Please revise the language in this section of the registration statement accordingly. Refer to Item 12(b) of Form S-3.

Undertakings, page II-4

11. It does not appear that this is an initial distribution of securities. Please advise why you included the undertaking (5) on page II-4. Refer to Item 512(a)(6) of Regulation S-K.

Signatures, page II-6

12. Please revise the language in the first paragraph of this section to conform to the language provided in Form S-3.

Amended Form 8-K filed on January 27, 2023
Exhibit 99.2
3. Adjustments to unaudited pro forma condensed combined financial information, page 12

13. We note your disclosure in adjustment B that the Company has performed a preliminary valuation analysis of the fair market value of NBNYC's assets to be acquired and liabilities to be assumed. However, there are no fair value adjustments included in the NBNYC acquisition transaction accounting adjustments column of your unaudited pro forma condensed combined balance sheet. Please provide us with additional details describing your preliminary valuation analysis and tell us how you determined that the analysis was representative of fair market value of the assets acquired and liabilities assumed. Please specifically address your consideration of ASC 805-20-30-4 as it relates to the acquired loans receivable.

General

14. Please refer to Rule 3-05 of Regulation S-X and tell us how you considered the requirement to provide unaudited financial statements for NBNYC for the period ended September 30, 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or Ben Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at (202) 551-3465 or Tonya K. Aldave at (202) 551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jared Fishman, Esq.